[LETTERHEAD OF CLIFFORD CHANCE US LLP]

August 3, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene

Re:	Prospect Capital Corporation
Form N-2 filed August 3, 2007
File Nos. 814-00659 and 333-143819

Dear Mr. Greene:

      Attached is Pre-Effective Amendment No. 2 filed in order to update the recent development section.

     If you have any questions or comments with respect to the foregoing, please do not hesitate to contact Robert Bell at 212-878-3467, or the undersigned at 212-878-8489.

Best Regards,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.